# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wearable Devices Ltd., CIK 0001887673
CUSIP: M97838409
Title of class of securities: Ordinary shares, no par value per share
Address of issuer's principal executive offices: 5 HA-TNUFA ST., YOKNE'AM ILLIT, Israel (L3), 2066736
Date of event which requires filing of this statement: 08/10/2026
Filed by CIK 0002092834
Persons authorized to receive notices and communications: Nissim Daniel, 5 Ha'Rav Levin Street,, Ramat Gan, Israel (L3), 5226039, 972-54-232-1222

## Reporting persons
- J.B.D Innovation Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Nissim Daniel (CIK 0002092834): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Nissim Daniel is the sole owner, the sole director and the Chief Executive Officer of J.B.D Innovation Ltd. ("J.B.D").
- Victor Tshuva & Co. - Law Offices: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Victor Tshuva: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Victor Tshuva is the sole owner and the Chief Executive Officer of Victor Tshuva & Co. - Law Offices ("Victor Tshuva & Co.").

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value per share
Name of issuer: Wearable Devices Ltd.
Address of issuer's principal executive offices: 5 HA-TNUFA ST., YOKNE'AM ILLIT, Israel (L3), 2066736
Comment: The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D previously filed by the undersigned on July 27, 2026, as amended on July 29, 2026, on August 4, 2026 and on August 11, 2026 (as amended, the "Schedule 13D"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged. The Reporting Persons are filing this Amendment No. 4 to report that they no longer beneficially own any Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On August 10, 2026, the Reporting Persons sold an aggregate of 258,126 Ordinary Shares in the open market and on August 11, 2026, the Reporting Persons sold an aggregate of 123,235 Ordinary Shares in the open market. Accordingly, as of August 11, 2026, none of the Reporting Persons beneficially owns any securities of the Issuer, and none of the Reporting Persons maintains any discretionary or proxy voting authority or pecuniary interest with respect to any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Part (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of August 11, 2026, the Reporting Persons do not beneficially own any Ordinary Shares, representing 0% of the outstanding Ordinary Shares of the Issuer.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.
Number of shares as to which each person has sole or shared power to vote or dispose:
Part (b) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows

The Reporting Persons have no voting or dispositive power over any securities of the Issuer.
Transactions in the class effected during the past sixty days:
Part (c) of Item 5 of the Schedule 13D is hereby amended to add the following at the end thereof:

On August 10 and August 11, 2026, J.B.D sold 213,454 and 101,907 Ordinary Shares, respectively, in open market transactions at weighted average sale prices of approximately $3.76 and $2.97 per share, respectively, for aggregate gross proceeds of approximately $802,587 and $302,663, respectively, before brokerage commissions and other transaction costs.

On August 10 and August 11, 2026, Victor Tshuva & Co. sold 44,672 and 21,328 Ordinary Shares, respectively, in open market transactions at weighted average sale prices of approximately $3.76 and $2.97 per share, respectively, for aggregate gross proceeds of approximately $167,966 and $63,334, respectively, before brokerage commissions and other transaction costs
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Part (e) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons ceased to be the beneficial owners of 5% or more of the Issuer's Ordinary Shares on August 10, 2026. As of August 11, 2026, the Reporting Persons beneficially owned no Ordinary Shares of the Issuer. Accordingly, this Amendment No. 4 constitutes the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following at the end thereof:

As a result of the disposition of all the Ordinary Shares of the Issuer reported in Item 5, the Reporting Persons hold no securities of the Issuer and are no longer subject to any voting, transfer, or governance obligations under the Agreement, dated July 26, 2026, between J.B.D and Victor Tshuva & Co.

## Signatures
- J.B.D Innovation Ltd.: /s/ Nissim Daniel, Nissim Daniel/Chief Executive Officer (08/12/2026)
- Nissim Daniel: /s/ Nissim Daniel, Nissim Daniel (08/12/2026)
- Victor Tshuva & Co. - Law Offices: /s/ Victor Tshuva, Victor Tshuva/Chief Executive Officer (08/12/2026)
- Victor Tshuva: /s/ Victor Tshuva, Victor Tshuva (08/12/2026)